UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
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Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WOLVERINE TUBE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

978093 10 2
(CUSIP Number)

Lee J. Potter, Jr., Esq. Arent Fox LLP 1675 Broadway New York, New York 10019 (212) 492-3281 (212) 484-3990 - Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Alan Kestenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use only

4.	Source of funds (See Instructions) PF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 14,451,006 (See Item 5)
Owned by
Each	9.	Sole Dispositive Power 1,818,182 (See Item 5)
Reporting
Person With:	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,451,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

(a)	Title of Class of Equity Securities to which this Statement relates:

common stock, par value $0.01 per share (“Common Stock”)

(b)	Name and Address of Issuer’s Principal Executive Offices:

Wolverine Tube, Inc. (the “Company”) 200 Clinton Avenue West, Suite 1000 Huntsville, AL 35801

Item 2.	Identity and Background

This statement on Schedule 13D (the "Statement") is being filed on behalf of Alan Kestenbaum (the "Reporting Person”).

The Reporting Person is a U.S. citizen with a business address of c/o Marco Realty Corp., One Penn Plaza, 250 West 34th Street, Suite 2514, New York, NY 10119. The Reporting Person’s principal occupation is Chief Executive Officer of Marco International Corp. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 27, 2007, Alkest, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“Alkest”), purchased 2,000 shares of the Company’s Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) from Plainfield Special Situations Master Fund Limited (“Plainfield”), at a price of $1,000 per share, pursuant to a Securities Purchase Agreement (the “Alkest SPA” and such purchase, the “Transaction”). The Reporting Person’s personal funds were used to effect this purchase.

Item 4.	Purpose of Transaction

The purpose of the Transaction was to acquire an interest in the Company. Except as set forth in this Statement, the Reporting Person presently has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The response to Item 6 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Class Beneficially Owned: 14,451,006; 49.0% (See Item 5(c) below).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 (See Item 5(c) below).

(ii)	Shared power to vote or to direct the vote: 14,451,006 (See Item 5(c) below).

(iii)	Sole power to dispose or to direct the disposition of: 1,818,182 (See Item 5(c) below).

(iv)	Shared power to dispose or to direct the disposition of: 0 (See Item 5(c) below).

(c)
Subsequent to the filing by Plainfield and certain of its affiliates of a Schedule 13D on February 26, 2007 (the “Plainfield Schedule 13D”), and other than as described herein, the Reporting Person has not effected any purchases or sales of Common Stock and is not aware of any purchases or sales of Common Stock by Plainfield or Alpine.

Pursuant to a Preferred Stock Purchase Agreement dated January 31, 2007 (the “Preferred Stock Purchase Agreement”), on February 16, 2007, Plainfield and Alpine purchased 40,000 shares and 10,000 shares, respectively, of Series A Preferred Stock at a price of $1,000 per share for an aggregate purchase price of $40,000,000 and $10,000,000, respectively. According to the Plainfield Schedule 13D, prior to Plainfield’s purchase of the Series A Preferred Stock, Plainfield held, and continues to hold, a total of 50,000 shares of Common Stock.

Pursuant to the Alkest SPA, the Reporting Person purchased 2,000 shares of Series A Preferred Stock from Plainfield on February 27, 2007 at a price of $1,000 per share for an aggregate purchase price of $2,000,000. Pursuant to the Alkest SPA, Alkest executed a joinder to become a party to a Stockholders Agreement (as defined in Item 6 below). The Reporting Person will join the Company’s board of directors, and was a designee of Plainfield for such position.

The Series A Preferred Stock is convertible into Common Stock at a conversion price of $1.10 per share of Common Stock, Accordingly, Plainfield’s remaining 38,000 shares of Series A Preferred Stock can be converted into 34,545,455 shares of Common Stock. The 2,000 shares acquired by Alkest pursuant to the Alkest SPA can be converted into 1,818,182 shares of Common Stock. Alpine’s 10,000 shares of Series A Preferred Stock can be converted into 9,090,909 shares of Common Stock.

By virtue of the relationship between Alpine, Plainfield and the Reporting Person in purchasing their respective shares of Series A Preferred Stock and their agreements regarding the voting of Series A Preferred Stock contained in the Stockholders Agreement, Alpine, Plainfield and the Reporting Person may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a member of a group, each of Alpine, Plainfield and the Reporting Person would be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Although the Reporting Person is reporting the Common Stock beneficially owned by Alpine and Plainfield as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by Reporting Person that he or Alkest is a beneficial owner of any securities other than those held by the Reporting Person through Alkest.

Pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company's 10.5% Senior Notes due 2009 are outstanding, Alkest, Plainfield, and Alpine (together with any other person with whom Alkest, Plainfield or Alpine would be considered a "person" (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock or the Common Stock) may not vote Common Stock and Series A Preferred Stock in excess of 49.0% of the total voting power of all voting securities of the Company. Accordingly, based on the 15,090,843 shares of Common Stock reported outstanding in the information statement filed by the Company with the Commission under Section 14(f) of the Act on February 12, 2007, the 49.0% voting limitation dictates that the maximum aggregate voting power of all shares of Series A Preferred Stock is 14,451,006.

As described in Item 6 below, the Stockholders Agreement contains certain voting agreements regarding the election of directors and requires that for any matter submitted to Alkest, Plainfield, or Alpine as a holder of Series A Preferred Stock, each shall consult with the other and cooperate in order to attempt to reach agreement on the manner in which votes should be cast or consent be given. For purposes of this statement, Alkest, Plainfield, and Alpine may be deemed to have shared voting power with respect to their voting securities of the Company because of the provisions of the Stockholders Agreement.

Although the Stockholders Agreement contains certain restrictions on the transfer of equity securities of the Company, Plainfield, Alpine and Alkest have retained sole dispositive power over their respective shares of Series A Preferred Stock and the underlying Common Stock.

The response to Item 6 is incorporated by reference herein.

(d)	Not Applicable

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Preferred Stock Purchase Agreement

The Preferred Stock Purchase Agreement provides for the issuance of the 50,000 shares of Series A Preferred Stock to Plainfield and Alpine (together, the “Purchasers”) as described in Item 5(c) above. It also provides that the Company will conduct a rights offering (the “Rights Offering”) as soon as practicable after the closing of the sale of the Series A Preferred Stock to the Purchasers pursuant to which, the existing stockholders of the Company (excluding the Purchasers) will receive rights to purchase, in the aggregate, up to $51,100,000 of Common Stock to be issued by the Company at $1.10 per share. If the gross proceeds to the Company from the Rights Offering are less than $25,000,000, the Purchasers have agreed to acquire additional shares of Series A Preferred Stock (“Standby Shares”), at the price of $1,000 per share, in an amount such that the sum of the total purchase price of Standby Shares and the gross proceeds to the Company from the Rights Offering will equal $25,000,000. The Standby Shares (if applicable) must be purchased within 45 days after the closing of the Rights Offering.

In addition, if the Purchasers own Series A Preferred Stock (including any Standby Shares, if applicable) representing less than 55% of the outstanding Common Stock on an as-converted, fully diluted basis after the closing of the Rights Offering and the purchase of any Standby Shares, each Purchaser would have an option, exercisable until 90 days after the closing of the Rights Offering, to purchase its pro rata share of the number of additional shares of Series A Preferred Stock, at the price of $1,000 per share, that would be sufficient to increase the Purchasers’ aggregate ownership to 55% of the Common Stock on an as-converted, fully diluted basis (“Option Shares”).

Registration Rights Agreement

Pursuant to a Registration Rights Agreement entered into by the Company and the Purchasers on February 16, 2007, (the “Registration Rights Agreement”), the Company agreed to file a shelf registration statement registering the resale of the Series A Preferred Stock and the shares of Common Stock into which the Series A Preferred Stock is convertible and to grant one “demand” registration right and unlimited “piggyback” registration rights to the holders of the Series A Preferred Stock and any Common Stock into which the Series A Preferred Stock is convertible. In connection with the Alkest SPA, the Purchasers and the Company have agreed that the Series A Preferred Stock and the shares of Common Stock held by the Reporting Person through Alkest will be “registrable securities” for purposes of the Registration Rights Agreement.

Stockholders Agreement

Plainfield and Alpine entered into a Stockholders Agreement, dated as of February 16, 2006 (the “Stockholders Agreement”). In connection with the Alkest SPA, Alkest executed a Joinder Agreement on February 27, 2007 and thereby became a party to the Stockholders Agreement. Pursuant to the Stockholders Agreement, neither Plainfield, Alpine or Alkest shall transfer any voting securities of the Company without first offering such voting securities to the others. Also pursuant to the Stockholders Agreement, Plainfield, Alpine and Alkest each agree that, so long as Plainfield or Alpine holds 10% of the outstanding capital stock of the Company, it will vote all its eligible shares in favor of the two board designees of Plainfield or Alpine, as applicable.

Alkest SPA

See description in Item 3 above. Pursuant to the Alkest SPA, Alkest has an option to purchase a portion of any Option Shares or Standby Shares which Plainfield purchases, in the aggregate not to exceed $1,000,000, subject to certain limitations. Also pursuant to the Alkest SPA, Plainfield may elect to require Alkest to exercise such option.

The Alkest SPA, the form of Registration Rights Agreement, and the Stockholders Agreement, listed as Exhibits 1, 2, and 3 hereto, respectively, are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements or forms of such agreements.

The Plainfield Schedule 13D describes certain other agreements between Alpine, Plainfield and/or the Company entered into prior to the time that the Reporting Person acquired its Series A Preferred Stock, and to which neither the Reporting Person nor Alkest is a party.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Securities Purchase Agreement dated as of February 26, 2007 (effective February 27, 2007) between Plainfield Special Situations Master Fund Limited and Alkest LLC (incorporated by reference to Exhibit 7 of the Schedule 13D report filed by Plainfield Special Situations Master Fund Limited on February 16, 2007).

Exhibit 2
Stockholders Agreement dated February 16, 2007 between The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (incorporated by reference to Exhibit 6 of the Schedule 13D report filed by Plainfield Special Situations Master Fund Limited on February 16, 2007).

Exhibit 3
Form of Registration Rights Agreement dated February 16, 2007, between and among Wolverine Tube, Inc. and the investors signatory thereto (incorporated by reference to Exhibit B of Exhibit 10.1 to the current report on Form 8-K of the Company filed on February 5, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Dated: March 8, 2007

ALAN KESTENBAUM

By:	/s/ Alan Kestenbaum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)